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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 5 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. Zucker, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

771 West end Ave
(No. and Street)

New York (City) NY (State) 10025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Murray Zucker 212-749-6907
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brand Sonnenshine LLP, CPA'S
(Name – *if individual, state last, first, middle name*)

299 Broadway Suite 600 (Address) New York (City) NY (State) 10007 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Murray Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Zucker Inc., as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

subscribed and affirmed to before me this 25th day of November 2008

Notary Public

DEBORAH N. ENGEL
Notary Public, State of New York
No. 31-4523550
Qualified in New York County
Commission Expires June 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. ZUCKER, INC.

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2008

TABLE OF CONTENTS

FACING PAGE	
INDEPENDENT AUDITOR'S REPORT	
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6
SUPPLEMENTARY SCHEDULES	7

BRAND
SONNENSCHINE LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
M. Zucker, Inc.

We have audited the accompanying statement of financial condition of M. Zucker, Inc. as of September 30, 2008 and the related statements of operation, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Zucker, Inc. as of September 30, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

Brand Sonnenschine LLP

October 23, 2008

299 Broadway Suite 600 New York, NY 10007 T 212.219.0220 F 212.219.9052 Info@bscpa.biz

BRAND SONNENSCHINE LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON MATERIAL INADEQUACIES

Board of Directors of
M. Zucker, Inc.

We have examined the financial statements and related schedules of M. Zucker, Inc. as of September 30, 2008 and have issued our report thereon dated October 23, 2008.

In connection with our audit we found no material inadequacies to exist since the date of our last audit.

Brand Sonnenschine LLP

October 23, 2008

299 Broadway Suite 600 New York, NY 10007 T 212. 219. 0220 F 212. 219. 9052 Info@bscpa.biz

M. ZUCKER, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS		
Cash	$	10,200
Marketable Securities, at market value		110,804
Dividend receivable		249
TOTAL ASSETS	$	121,253
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,000
Income taxes payable		4,172
Due to stockholder		71,509
Total liabilities		76,681
Stockholders' equity		
Common stock, no par value, authorized 200 shares, issued 100 shares		5,000
Additional paid-in-capital		3,000
Retained earnings		36,572
Total stockholders' equity		44,572
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	121,253

See accompanying notes to financial statements.

M. ZUCKER, INC.
STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2008

Revenues		
Commissions	$	37,945
Interest and dividends		3,613
Unrealized loss on firm's securities account		(19,900)
		21,658
Expenses		
Officer compensation		4,500
Payroll taxes and benefits		18,604
Regulatory fees		695
Professional fees		2,800
Contributions		250
Other expenses		1,492
		28,341
Earnings before income taxes		(6,683)
Provision for income taxes		4,197
NET LOSS	$	(10,880)

See accompanying notes to financial statements.

M. ZUCKER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2008

Balance – September 30, 2007		
Common stock	$	5,000
Additional paid-in-capital		3,000
Retained earnings		47,452
Total		55,452
Net loss		(10,880)
BALANCE – SEPTEMBER 30, 2008	$	44,572

See accompanying notes to financial statements.

M. ZUCKER, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2008

Cash flows from operating activities		
Net loss	$	(10,880)
Adjustments to reconcile net loss to net cash used in operating activities:		
Investment losses		19,900
(Increase) decrease in assets		
Receivables		10
Prepaid expenses		2,037
Increase (decrease) in liabilities		
Accounts payable and accrued expenses		36
Income taxes payable		3,285
Net cash used in operating activities		14,388
Cash flows from financing activities		
Repayment of loans from stockholders		(10,000)
Net cash provided by financing activities		(10,000)
NET INCREASE IN CASH		4,388
Cash – September 30, 2007		5,812
CASH – SEPTEMBER 30, 2008	$	10,200

Supplemental disclosures of cash flows information
Cash paid during the year for:

Income taxes	$	935

See accompanying notes to financial statements.

M. ZUCKER, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company was organized in the state of New York in October 1970. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). It is engaged solely in the sale of mutual funds and variable annuities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Securities owned – Securities owned are held for investment. Marketable securities are valued at market value. Not readily marketable securities are valued at fair value as determined by management.

Statement of cash flows – For purposes of the statement of cash flows, the company defines cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – SECURITIES OWNED

Marketable securities consist of mutual funds only.

NOTE 4 – NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). Since the Company is engaged only in the sale of mutual funds and variable annuities and does not handle customer funds and securities, it must maintain a minimum net capital of $5000.

M. ZUCKER, INC.
SUPPLEMENTARY SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2008

Net capital		
Total stockholders' equity	$	44,572
Deductions for non-allowable assets		-
Net capital before haircuts on securities positions		44,572
Haircuts on securities owned		16,621
Net capital	$	27,951
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and other liabilities	$	76,679
Total aggregate indebtedness	$	76,679
Computation of basic net capital requirements		
Minimum net capital required	$	5,114
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above)	$	5,114
Excess net capital	$	22,837
Excess net capital at 1,000 percent	$	20,283
Percentage of aggregate indebtedness to net capital		2.74%
Reconciliation with company's computation (included in part IIA of Form X-17A-5 as of September 30, 2005)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		28,527
Net capital per above		27,951
Difference		576

The difference in Net capital is a result of a few minor adjustments between the unaudited focus report and the audited financial statement.

See accompanying notes to financial statements.

M. ZUCKER, INC.
SUPPLEMENTARY SCHEDULE II
STATEMENT REGARDING NON-APPLICABILITY OF ITEMS
(I) AND (J) ON PAGE 2 OF THE FACING SHEET
YEAR ENDED SEPTEMBER 30, 2008

The Company's income is derived solely from the sale of mutual funds and variable annuities. It does not carry margin accounts or extend credit for customers, and it does not hold securities for the account of its customers.

END